Filed by Lotus Technology Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: L Catterton Asia Acquisition Corp

Commission File No.: 001-40196

Lotus Technology releases first ESG report, targets carbon neutrality by 2038

New York and Singapore – October 25, 2023 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global luxury electric vehicle maker, today released its first annual Environmental, Social, and Governance (“ESG”) Report. The report documents the Company’s ESG strategy and highlights its 2022 ESG achievements as part of Lotus’s advancement into a fully electric, intelligent, and sustainable luxury mobility provider under the brand’s Vision80 strategy.

Lotus Tech’s ambitious “Driving Change” ESG vision sets out a mission to create value for all of its stakeholders, contributing to social inclusivity and environmental protection while delivering sustainable growth and meeting customers’ mobility needs. The Company’s strategy focuses on six key fields: Nature Positive, Climate Neutrality, Sustainable Supply Chain, Inclusion and Equality, Community Commitment, and Transparent Governance. Lotus Tech joined the United Nations Global Compact (UNGC) in May 2023, and has set targets aligned with the United Nations Sustainable Development Goals (SDGs) for each field, embedding actionable frameworks into its operations to realize the global goals.

Mr. Alexious Lee, Chief Financial Officer and ESG Committee Chairman of Lotus Tech, said, “We are proud to release Lotus Tech’s inaugural ESG report today, in line with our ambition to drive social change and address environmental priorities through sustainable innovation. As a pioneer in the electrification of luxury mobility, Lotus Tech remains dedicated to collaborating with stakeholders across the ecosystem to steer the industry towards a more inclusive and sustainable future.”

Highlights of the report include:

•	Carbon neutrality across the value chain by 2038: Lotus Tech began launching exclusively electric vehicles in 2022 and expects to achieve a 100% electric product portfolio by 2027. In order to achieve carbon neutrality across its value chain by 2038, the Company has established an advanced digital carbon emissions management system to analyze its carbon footprint at both the organizational and product levels.

•	Sustainable products: Eletre, Lotus Tech’s first fully electric hyper SUV, has a material recyclability rate of nearly 90% and applies Lotus’s famous engineering and aerodynamics expertise to enhance energy efficiency. The vehicle’s aerodynamic porosity reduces drag, cutting its CO2 emissions by over 200kg per 150,000 km traveled.

•	Green manufacturing: The Lotus Global Smart Factory targets 100% green power by 2025. The factory, which manufactures BEV lifestyle products for the Company, reduces carbon emissions and resource consumption with a range of measures including rainwater reuse and heat recovery systems, as well as its own photovoltaic power station. The first phase of the photovoltaic power generation system’s construction has been completed, with its annual capacity estimated to exceed 16 GWh by the end of 2023.

Lotus Tech’s 2022 ESG Report was developed in accordance with the Global Reporting Initiative (GRI) Sustainability Reporting Standards, and with reference to mainstream ESG rating indices including the Morgan Stanley Capital International (MSCI) ESG index and the Sustainability Accounting Standards Board (SASB) Standards. To learn more about ESG at Lotus Tech, please visit www.group-lotus.com/esg.

As announced in January 2023, Lotus Tech entered into a definitive agreement and plan of merger (the “Merger Agreement”) with L Catterton Asia Acquisition Corp (“LCAA”) (NASDAQ: LCAA), a special purpose acquisition company formed by affiliates of L Catterton, a leading global consumer-focused investment firm. The transactions contemplated by the Merger Agreement are expected to be completed later this year and would result in Lotus Tech becoming a public company. Upon completion of the business combination, the combined company is expected to retain Lotus Tech’s name as “Lotus Technology Inc.” and is expected to be listed on the Nasdaq under the ticker symbol “LOT.”

About Lotus Technology

Lotus Technology Inc., headquartered in Wuhan, China, has operations across China, the UK, and the EU. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, including SUVs and sedans, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

About L Catterton Asia Acquisition Corp

L Catterton Asia Acquisition Corp (NASDAQ: LCAA) is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While it may pursue an initial target business in any industry or sector, it has focused its search on high-growth, consumer technology sectors across Asia. For more information about L Catterton Asia Acquisition Corp, please visit www.lcaac.com.

About L Catterton

L Catterton is a market-leading consumer-focused investment firm, managing approximately $34 billion of equity capital and three multi-product platforms: private equity, credit and real estate. Leveraging deep category insight, operational excellence, and a broad network of strategic relationships, L Catterton’s team of more than 200 investment and operating professionals across 17 offices partners with management teams to drive differentiated value creation across its portfolio. Founded in 1989, the firm has made over 250 investments in some of the world’s most iconic consumer brands. For more information about L Catterton, please visit lcatterton.com.

Forward-Looking Statements

This press release (the “Press Release”) contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Tech and LCAA. All statements other than statements of historical fact contained in this Press Release are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed Business Combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the Combined Company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely Holding and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by LCAA or Lotus Tech, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this Press Release represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech has filed with the SEC a registration statement on Form F-4 (File No. 333-275001) containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) LCAA will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement contains important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This Press Release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers, may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Press Release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contact Information

For inquiries regarding Lotus Tech

Demi Zhang

ir@group-lotus.com

Brunswick Group

Lotustechmedia@brunswickgroup.com

For inquiries regarding LCAA and/or L Catterton

Julie Hamilton (U.S.)

media@lcatterton.com

+1 203 742 5185

Bob Ong / Bonnie Gan (Asia)

bob.ong@lcatterton.com / bonnie.gan@lcatterton.com

+65 6672 7619 / +86 10 8555 1807

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Technology Inc. (“Lotus Tech”) and L Catterton Asia Acquisition Corp (“LCAA”). All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely Holding and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2021, and other documents filed, or to be filed, with the SEC by LCAA or Lotus Tech, including a registration statement on Form F-4 that has been filed containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this document represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech has filed the Registration/Proxy Statement with the SEC, and (ii) LCAA will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement contains important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers, may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination is contained in the Registration/Proxy Statement for the proposed Business Combination.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.